MONTHLY REPORT - December, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $ (41,026,386)    (8,224,392)
   Change in unrealized gain (loss) on open          47,399,025    (25,425,124)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            (5,339)        28,504
         obligations
      Change in unrealized gain (loss) from U.S.        (72,974)      (373,516)
         Treasury obligations

    Interest income                                     110,804      2,072,015

    Foreign exchange gain (loss) on margin             (175,572)      (245,555)
       deposits
                                                   ------------   ------------
Total: Income                                         6,229,558    (32,168,068)

Expenses:
   Brokerage commissions                              4,059,291     54,834,929

   Management fee                                        57,276        571,739

   20.0% New Trading Profit Share                             0          1,385

   Custody fees                                          43,299        165,650

   Administrative expense                                45,293      2,158,133
                                                   ------------   ------------
Total: Expenses                                       4,205,159     57,731,836

Net Income (Loss) - December, 2011             $      2,024,399    (89,899,904)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (649,815.332       $  9,571,287     754,749,730    764,321,017
   units) at November 30, 2011
Addition of 3,777.000 units on                0       4,462,262      4,462,262
   December 1, 2011
Redemption of (14,914.975) units         (1,259)    (17,619,025)   (17,620,284)
   on December 31, 2011*
Net Income (Loss) - December, 2011       74,915       1,949,484      2,024,399
                                   -------------   -------------   ------------

Net Asset Value at December 31,
2011 (638,865.210 units inclusive
of 187.853 additional units) 	   $   9,644,943    743,542,451    753,187,394
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST DECEMBER 2011 UPDATE

           December   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1     0.22%      (10.58)%      $   1,175.07   612,204.566  $ 719,382,337
Series 2     0.59%       (6.56)%      $   1,261.94       190.737  $     240,698
Series 3     0.61%       (6.34)%      $   1,267.10    25,863.120  $  32,771,232
Series 4     0.78%       (4.31)%      $   1,307.09       606.787  $     793,127


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233



			          January 11, 2012


Dear Investor:

The Trust was profitable in December as gains from trading interest rate futures, currencies, metals and soft commodities slightly outweighed losses from trading stock index, grain and energy futures.

Against the backdrop of the European crisis and a likely growth slowdown worldwide, the flight to safety was dominant again in December and long positions in U.K., German, U.S., Japanese, Canadian and Australian notes and bonds were profitable.

This safe haven flight was also evident as long dollar positions were profitable versus numerous currencies where general economic and/or specific political concerns prompted selling. Included in that group are: the euro, Czech koruna, Russian ruble, Turkish lira, Indian rupee, Korean won, Singapore dollar, Mexican peso and Israeli shekel. Turning to non-dollar trading, short euro and Swiss franc positions against the Australian and New Zealand dollars were profitable, as was a long yen/short Norway trade.

As the economic growth outlook deteriorated, short positions in industrial metals - aluminum, copper, zinc and tin - were profitable. A short platinum trade was also profitable. While gold's price remains elevated, the yellow metal seems to have lost some of its safe haven luster, particularly as inflation fears continue to abate and the dollar gained ground, and a long gold position posted a loss.

A short cocoa position was profitable as prices fell due to strong supply statistics out of West Africa and as demand from Europe, the largest consumer of cocoa, weakened due to the economic turmoil across the Continent. A short coffee position was also profitable.

Short grain positions, which had been profitable in recent months, were unprofitable in December as reports that dry weather in South America was damaging crops pushed prices higher. Short trades in wheat and the soybean complex produced losses.

Equity markets remained volatile during December and marginal losses were registered, especially in trading Asian stock futures.

Despite some tensions concerning Iran and Iraq, particularly at month-end, crude and crude product prices eased, generating losses from long positions. Gains from short natural gas trades only partially offset these losses.




					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman